UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Marathon Bancorp, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

565759 107

(CUSIP Number)

Benjamin Azoff, Esq.
Luse Gorman, PC
5335 Wisconsin Avenue, N.W.
Suite 780
Washington, D.C.  20015
(202) 274-2000

(Name, Address, Telephone number of Person Authorized to Receive Notices and Communications)

April 14, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [  ]

(Continued on following pages)
Page 1 of 7 Pages

CUSIP NO. 565759 107	13D	Page 2 of 7 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Marathon MHC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANTTO ITEMS 2(D) OR 2(e) [ ] Not Applicable
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin
7.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER 1,226,223
8.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER -0-
9.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER 1,226,223
10.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,226,223
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.0%
14.	TYPE OF REPORTING PERSON HC

CUSIP NO. 565759 107	13D	Page 3 of 7 Pages

Item 1.  Security and Issuer

The securities as to which this Schedule 13D (“Schedule”) relates are shares of common stock, $0.01 par value per share (“Common Stock”), of Marathon Bancorp, Inc., a Maryland corporation (the “Issuer”).  The address of the Issuer’s principal executive office is 500 Scott Street, Wausau, Wisconsin 54403.

Item 2.  Identity and Background

This Schedule is filed on behalf of Marathon MHC, a Wisconsin mutual holding company (the “Company”).  The Company’s principal business is the ownership of the majority of the Issuer’s shares of Common Stock.  The business address of the Company is 500 Scott Street, Wausau, Wisconsin 54403.

Pursuant to General Instruction C of Schedule 13D, the following information is being provided with respect to each executive officer and director of the Company (“Insiders”):

Directors and Executive Officers

Name	Occupation
Nicholas W. Zillges	President, Chief Executive Officer and director of the Company
Nora Spatz	Executive Vice President and Chief Administrative Officer of the Company
Joy Selting-Buchberger	Senior Vice President and Chief Financial Officer of the Company
Amy Zientara	Chairwoman of the Board; commercial property manager
Thomas Grimm	Director; retired
Thomas Terwilliger	Director; attorney
Timothy R. Wimmer	Director; retired

CUSIP NO. 565759 107	13D	Page 4 of 7 Pages

(d)	During the past five years, neither the Company nor any of the Insiders have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the past five years, neither the Company nor any of the Insiders have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f)	All of the Insiders are U.S. citizens.

Item 3.  Source and Amount of Funds or Other Consideration

The Issuer was formed in December 2020 for the purpose of becoming the holding company for Marathon Bank (the “Bank”) and the Company was formed in April 2021 for the purpose of becoming the mutual holding company parent of the Issuer and the Bank. On April 14, 2021, pursuant to the Plan of Reorganization from a Mutual Savings Bank to a Mutual Holding Company (the “Plan”), 1,226,223 shares of Common Stock of the Issuer were issued to the Company, and 1,003,274 shares of Common Stock of the Issuer were sold for $10.00 per share to depositors of the Bank and members of the general public (the “Stock Offering”).

Item 4.  Purpose of Transaction

The primary reasons for the Issuer’s decision to reorganize into a mutual holding company and conduct the Stock Offering were to establish an organizational structure that it believes will enable it to:
•	support future growth and profitability;
•	compete more effectively in the financial services marketplace;
•	offer the Bank’s depositors, employees, management and directors an equity ownership interest in the Bank, and thereby an economic interest in its future success;
•	attract and retain qualified personnel by permitting the Issuer to establish stock-based benefit plans after the reorganization and Stock Offering; and
•
increase the Issuer’s flexibility to structure and finance the expansion of the Bank’s operations, including potential acquisitions of other financial institutions or their branches and possibly establishing new (“de novo”) branches.

The capital raised in the Stock Offering is expected to provide the Bank with additional capital to support new loans and higher lending limits, support the growth of its banking franchise, provide additional protection against unforeseen risks and expand its asset and deposit base. Because the Issuer only issued a minority of its common stock for sale in the Stock Offering, the Bank’s mutual form of ownership and its ability to remain an independent savings bank and to provide community-oriented financial services is expected to be preserved.

CUSIP NO. 565759 107	13D	Page 5 of 7 Pages

While the Company intends to exercise its rights as majority stockholder, neither the Company nor the Insiders currently have any plans or proposals which relate to or would result in:  (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter or bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

In the future, the Company and/or the Insiders may determine to purchase additional shares of the Issuer’s common stock (or other securities of the Issuer) or the Company and/or the Insiders may determine to sell shares of the Issuer’s Common Stock.  Any such determination will depend on a number of factors, including market prices, the Issuer’s prospects and alternative investments.

Item 5.  Interest in Securities of the Issuer

a. As of April 14, 2021, the Company directly and beneficially owned 1,226,223 shares of the Issuer’s Common Stock, which represented 55.0% of the issued and outstanding shares of Common Stock on such date.

b. The Company has the sole power to vote and the sole power to dispose of the shares of Common Stock it owns.

c. Other than the issuance to the Company of the shares of Issuer’s Common Stock as of April 14, 2021, the Company has not effected any transaction in the Issuer’s Common Stock within the past 60 days.

d. No person or entity other than the Company has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of the Issuer’s Common Stock reported in this Schedule.

e. Not applicable.

CUSIP NO. 565759 107	13D	Page 6 of 7 Pages

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As of the date of this Schedule, neither the Company nor any of the Insiders is a party to any contract, arrangement, understanding or relationship among themselves or with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the Common Stock, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common Stock.

Item 7.  Material to be Filed as Exhibits

None.

CUSIP NO. 565759 107	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

Marathon MHC

Date: April 14, 2021	By:	/s/ Nicholas W. Zillges
Nicholas W. Zillges
President and Chief Executive Officer